June 5, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention:            Ms. Kathleen Krebs or Mr. Reid Hooper

Re:          Hickory Tech Corporation
Form 10-K for the year ended December 31, 2008
Filed March 5, 2009
File No. 000-13721

Dear Ms. Krebs or Mr. Hooper:

As per our phone discussion with Mr. Hooper today, HickoryTech is in receipt of the May 21, 2009 comment letter to David Christensen, HickoryTech’s Chief Financial Officer, from the U.S. Securities and Exchange Commission.  We are in the process of preparing our response to this letter, and will provide such written response to you no later than Friday, June 12, 2009.

If you have any questions regarding this one week extension for our response, please contact me at 507-387-1872.

Respectfully,

/s/ Mary Jacobs
Mary Jacobs
Vice President of Human Resources and
Corporate Vice President of HickoryTech Corporation

cc:  David A. Christensen
       Senior Vice President and Chief Financial Officer